October 13, 2010 Via EDGAR and Federal Express
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CLIENT/MATTER NUMBER
015428-0122

Mr. Kevin L. Vaughn Accounting Branch Chief U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Re:	Regal-Beloit Corporation
Form 10-K for the Fiscal Year Ended January 2, 2010
Filed March 2, 2010
File No. 1-7283

Dear Mr. Vaughn:

On behalf of our client, Regal Beloit Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 23, 2010 (the “Comment Letter”), with respect to the above-referenced filing (the “Form 10-K”).  The comments of the Staff are repeated below (in bold italics), followed by the Company’s responses (in regular type).

1.
We note your response to prior comment 10. You state that ‘as the value of the debt was previously amortized up to its face value as of March 15, 2009, there was no equity component of the Convertible Debt redemption that was subject to the provisions of ASC 470-20-40-20.’ Please explain this statement to us in greater detail. Explain how the amortization of the debt discount impacts the amount allocated to the equity component of the convertible notes and how this treatment is consistent with paragraph 470-20-35-17 of the FASB Accounting Standards Codification.

The Company respectfully notes that, as described in its September 8, 2010 response letter to the Staff, the Company adopted the provisions of Accounting Standards Codification Topic (“ASC”) 470 as of December 28, 2008, the first day of its 2009 fiscal year, to account for the Company’s Convertible Debt Instrument (the “Notes”).  The terms of the Notes included an issuer call provision and a bondholder put provision that could be exercised on the fifth anniversary of the issuance of the Notes (i.e., both rights could be exercised on March 15, 2009).

Upon adoption of the provisions of ASC 470, the Company calculated the fair value of the liability component and the equity component of the Notes as required by ASC 470.  Based on that calculation, the liability component fair value was less than the par value of the Notes creating an original issue discount on the liability component of the Notes.  This original issue discount was recorded to interest expense over the expected term of the Notes, which was five years based on the put and call provisions of the Notes.  On the date the Notes were extinguished, the amount of the Notes’ original issue discount had been fully amortized to interest expense and the net carrying value of the liability component of the Notes was equal to the par value of $1,000 per Note.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
October 13, 2010

The Company’s comment in its September 8, 2010 response that there was ‘no equity component of the Convertible Debt redemption that was subject to the provisions of ASC 470 20 40-20’ was intended to demonstrate that, under ASC 470-20-40-20 (b), as of the extinguishment date there was no unamortized balance of the liability component (that would have been attributed to the equity component) of the original instrument because the liability carrying value had been amortized up to par value.  The Company acknowledges that this reference may have been unclear as it was related only to the liability component of the Notes when it should have related to the total fair value of the entire instrument (liability and equity components) as there was significant fair value of the equity component.

In order to record the fair value of the settlement consideration (par value of debt in cash and equity premium in Company common stock) transferred to the holders of the Notes on the date of extinguishment, the Company applied ASC 470-20-40-20 (b) and allocated the fair value of the settlement consideration transferred to the Note holders between the liability and equity components of the Notes as follows:

(1)           Allocated a portion of the settlement consideration to the extinguishment of the liability component equal to the fair value of the liability component immediately prior to extinguishment.  Any difference between the consideration attributed to the liability component and the sum of (a) the net carrying amount of the liability component and (b) any unamortized debt issuance costs was recognized in the statement of financial performance as a gain or loss on debt extinguishment.

(2)           Allocated the remaining settlement consideration to the reacquisition of the equity component and recognized that amount as a reduction of shareholders’ equity.

In performing the above steps, the Company calculated the fair value of the liability component immediately prior to the extinguishment of the Notes and concluded that the fair value was $1,000 per Note, given that the Notes were callable and puttable on date of extinguishment.  Therefore, the fair value of the liability component of the Notes and the net carrying value of the liability component of the Notes were both $1,000 per Note on the date of extinguishment.  Accordingly there is no gain (or loss) on debt extinguishment to be recognized.

The Company allocated the remaining settlement consideration above the $1,000 per note to the reacquisition of the equity component and recognized that amount as a reduction of shareholders’ equity in accordance with ASC 470-20-40-20(b)3.

2.
Further to the above, we note from your disclosures that at December 31, 2008 and 2009, the fair value of the convertible notes significantly exceeded the book value. Please tell us the fair value of the liability component of these Notes immediately before the extinguishment.

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
October 13, 2010

The fair value of the liability component of the Notes immediately before extinguishment equals the par value of $1,000 per bond, or $39.2 million in the aggregate, as of January 2, 2010.  The entire fair value of the Notes including both the liability and equity components was $82.8 million as of January 2, 2010. As discussed above in the response to Comment No. 1, there was significant value attributed to the equity conversion piece of the instrument as indicated by the disclosure in the Form 10-K of the approximately 1.4 million shares that were issued during the fiscal year ended January 2, 2010 relating to the conversion premium for the $75.8 million par value of Notes settled during that same fiscal period.  Details of the Notes’ fair value as of January 2, 2010 were as follows (in millions):

Fair Value of Liability Component (Par)	$39.2
Fair Value of Equity Component	$43.6
Fair Value of Instrument per Form 10-K	$82.8

*     *     *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5644.

Very truly yours,

/s/ Jay O. Rothman
Jay O. Rothman

cc:	Gary Newberry
Allicia Lam
Tim Buchmiller
Martin James
Securities and Exchange Commission
Henry W. Knueppel
Peter C. Underwood
Peter Rowley
Regal Beloit Corporation
Benjamin F. Garmer, III
Foley & Lardner LLP